InterXion Holding N.V.
Tupolevlaan 24
1119 NX Schiphol-Rijk
The Netherlands
+31 20 880 7600
www.interxion.com

August 23, 2012

VIA EDGAR TRANSMISSION

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	InterXion Holding N.V.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 001-35053

Dear Ms. Collins:

We are in receipt of the Staff’s letter, dated August 16, 2012, with respect to the above-referenced Annual Report on Form 20-F. The Staff’s comment is set forth below in bold, followed by our response.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 89

1.

We note your proposed revisions in your response to prior comment 5. The phrase “allow timely decisions regarding required disclosure” should not be deleted. Rather your proposed additional language should be in addition to what you previously disclosed based upon the requirements of Exchange Act Rule 13a-15(e). In this regard, if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should provide the entire definition. For example, you should state, if true, that your disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, if you choose not to refer to the definition, you must clearly indicate that the evaluation was made with respect to the disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please provide the disclosures that you intend to include in future filings.

Response: The Company will revise its disclosure as requested. In future Exchange Act filings, to the extent accurate in light of the facts and circumstances at such time, disclosure will be revised with respect to Item 15 – Controls and Procedures as follows (marked to reflect proposed revisions to the disclosure found in the Company’s Form 20-F for the year ended December 31, 2011):

“Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of December 31, 20XX. Based upon the evaluation, the CEO and CFO, concluded that as of December 31, 20XX, the Company’s disclosure controls and procedures were ~~adequate and~~ effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that ~~material~~ information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.”

*  *  *  *  *  *

InterXion Holding N.V. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +31 20 880 7611 or Tracy Edmonson at +44 20 7710 5810 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Josh Joshi
M.V. “Josh” Joshi
Chief Financial Officer

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